Invest in Harmony Turbines

Infrastructure Technology Social Impact Lifestyle Wind Turbine

Small scale wind power generation that will revolutionize the industry!

HARMONYTURBINES.COM HERSHEY PENNSYLVANIA


HarmonyTurbines.com



I chose Harmony because I knew it could help us become something better than we are today! Current residential wind power options for homeowners are terrible right now, but we can fix that! Let's help each other and our precious planet all at the same time! ...Challenges never scare me; closed-minded people scare me!

Christopher Moore Founder / CEO @ Harmony Turbines

Why you may want to invest in us...

1. Patented furling technology allows Harmony Turbines to give a much better ROI than competitors.
2. Disruptive technology in a virtually untapped market just waiting for the right product to surface.
3. Other residential units only produce max power in a very tight range of wind speeds giving low ROI.
4. Affordable straight-forward design that is both beautiful and powerful with a quick ROI.
5. Turbine scoops have unique ability to furl in higher winds while still producing max power output.
6. Low cost easy to maintain residential, boating and RV units, no dangerous climbing for maintenance.
7. Generator is revolutionary in design allowing for high power output with zero startup resistance.
8. Little to no noise during operation and no danger to wildlife in any way.

Why investors ❤ us

WE'VE RAISED $104,234 SINCE OUR FOUNDING



I have long been a proponent of residential green power. But while solar power has reached a level of maturity allowing for deep market penetration, residential wind power is still a wide-open market. The patented technology that Christopher Moore has designed shows great promise for yielding favorable power generation at a variety of wind speeds, and will help bring wind power to a place on par with residential solar, unleashing a revolution in residential green power.

Benjamin Schreiber Software Architect

LEAD INVESTOR | INVESTING $10,000 THIS ROUND



I believe green energy is needed and we are woefully under utilizing it. There needs to be more options offered and can see many uses for this turbine model.

Brian Keller



I believe in an at home use of sustainable and cost effective product.

Ryan Firnstahl

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Christopher Moore
Founder / CEO
Entrepreneur, inventor, tinkerer working with Clean Energy technologies for over 20 years doing everything that I can to make the world and our lives better than they are today. ...Challenges never scare me; closed-minded people scare me!

Hannah Salmeron
Public Relations Officer
Highly motivated dedicated worker strong sense of creativity and design.

Terry Burkhart
Fabrication and Assembly

Bradley Hass
Engineering and Fabrication



Cheryl Moore
Secretary
Owns and operates Somehow Healthy smoothie truck in Hershey, PA. Masters Degree in Information Systems plus heavy experience in HR and Analytics.

Downloads

Pitch Deck for Equity Crowdfunding.pdf

Harmony Turbines ...we now have the power to change the world!

I started doing Clean Energy Research 20 years ago and have been working since that time to find a way to do this type of work for a living. I don't need to be rich or famous; I only ever wanted to do my part in helping to make the world a better place.



My workshop is always been open to those willing to learn and grow, to that end I will often volunteer at schools to do science presentations trying to help expose our younger generation to the many possibilities that science and engineering have to offer.



Over the years I did a lot of work with open source projects on my OUPower.com website, where I was conducting research on Pulse Motors, Electromagnetics, Gravity Engines, HHO (Hydroxy), PMM (Permanent Magnet Motors) and other assorted things.
I documented all of my designs and work there so that others could replicate my findings. It was a great base for the work I would be doing later in life. That website still exists today as a living archive and testament to the work we did. I have thousands of hours documented on projects that I and many others did over the 12 or so years that the site was highly active.


Sorry... No description for this picture at this time.
The picture name is: 2008_0817_193102.jpg
Sorry... No description for this picture at this time.
The picture name is: 2008_0818_204824.jpg
2008_0712_010318.jpg
Sorry... No description for this picture at this time.
The picture name is: 2008_0712_010334.jpg
Sorry... No description for this picture at this time.
The picture name is: 2008_0712_010354.jpg

In the past 3 years I began focusing on some projects that I felt had the best possibility of turning into a viable source of income for myself and my family. To that end I began patent work on my Harmony Vertical Axis Wind Turbine design. It was actually an invention that I came up with, back in 2010 or 2011 but I had to wait for my skills in CAD and 3D printing to catch up to the ideas in my head. Once I became proficient at CAD and 3D printing, prototyping my ideas became much easier. Harmony VAWT was born!



You can go to my YouTube Channel and watch dozens of videos of my projects over the years plus the past few years specifically dedicated to our Harmony Turbines project.



I have a LOT of other inventions and designs to develop as I try to do my small part, my little piece of the puzzle, to make our world and our lives, something better than they are today. Harmony is just the tip of that iceberg; it's my flagship product toward turning that dream into a reality! -Won't you please join us in that effort!

Investor Q&A

— COLLAPSE ALL

What does your company do?

Our company Harmony Turbines, makes beautiful, safe, affordable wind turbines so that everyone can have them for their homes to reduce or eliminate their monthly electric bill.

Where will your company be in 5 years?

In 5 years we'd like to have harmony licensed out to dozens of manufacturers around the world producing affordable quality Harmony Turbine products for the residential, boating and RV markets. We would also consider selling Harmony Turbines Inc and our Intellectual Property to the right company that cares about getting our technology out into the world to make a positive difference for our environment. This should give investors multiple exit opportunities as we grow over the next few years.

Why did you choose this idea?

I chose Harmony because I knew it could help us become something better than we are today! Current residential wind power options for homeowners are terrible right now, but we can fix that! Let's help each other and our precious planet all at the same time! ...Challenges never scare me; closed-minded people scare me!

How far along are you? What's your biggest obstacle?

I began working on this project 2 years ago under my private company Creating Moore, LLC. I was 100% self funded until in 2019 we received a $10k pre-seed grant to assist in building the current 5Ft prototype. Since we have already made numerous prototypes to prove our concepts and technology over the past two years it's now time to produce our MVP (Minimum Viable Product) prototype which will give us the performance and production data that we need to validate our product(s). This next prototype will also give us a much better gauge on production and fabrication requirements as well as costs; laying the foundation for agreements with manufacturers. Our biggest need right now is funding so that we can support these next important steps.

Who competes with you? What do you understand that they don't?

There are a number of small residential wind turbine companies out there but these products are based off of narrow-minded thinking and models that do not address all of the needs of the homeowner. Harmony Turbines checks all of the boxes that matter to homeowners in a way that no other product can do right now. We have an affordable product with great performance characteristics and a quick ROI. It will be easy to maintain, silent in operation, pose no danger to our environment or animals and be a pleasure to look at. Who wouldn't want to purchase a product like that for their home?

How will you make money?

Selling and/or licensing the manufacturing rights for our patented products to manufacturers around the world. We plan on licensing/selling these rights to companies that uphold our values for getting our exceptional products to the marketplace in an affordable and fair manner. This will ensure the widest distribution of our products around the world so that everyone can benefit from what we have created.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We need to be first to market with our highly disruptive technology before competitors try to copy us with bad knock-offs. If we do this properly and our products make solid sense for the homeowner then we will succeed. Nothing else in the residential market even comes close to making sense right now, so Harmony could fill an enormous multi-billion dollar global market need. We need the early funding and support of a caring and engaged investment community to help us move to the next stage with our products. We have the technology that could become the new worldwide standard in residential wind power generation. Let's build that future together!

Financials

Harmony Turbines has financial statements ending August 12 2020. Our cash in hand is $25, as of August 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month.

At a Glance

August 11 to December 31



$0
Revenue



$0
Net Profit


IOU!

$0
Short Term Debt



$0
Raised in 2020



$25
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make beautiful, safe, low cost wind turbines so that everyone can have them for their homes to reduce or eliminate their monthly electric bill.
In the next 5 years I hope to be developing and releasing many more clean energy products to help make the world a better place for all of its inhabitants. I have about 70 other inventions waiting to be patented and developed, but Harmony Turbines will be our flagship product and our first public project toward that larger goal.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Harmony Turbines Inc. was originally formed as Harmony Turbines LLC on July 15, 2020 in the State of Pennsylvania. Harmony Turbines Inc. fully converted into a C corp in the State of Pennsylvania on August 11, 2020.

Creating Moore, LLC (wholly owned by Christopher Moore, the same CEO of Harmony Turbines Inc.) is assigning the full patent and all rights to the Intellectual Property, to Harmony Turbines Inc.

Since then, we have:

- Unique Fully Patented Technology that no one else in the industry has.

- Turbine Scoops have unique ability to furl in higher winds while still producing max power output.

- Low cost easy to maintain residential, boating and RV units, no dangerous climbing for maintenance.

- Generator is revolutionary in design allowing for high power output with zero startup resistance.

- Affordable straight-forward design that is both beautiful and powerful. Quick return on investment.

Historical Results of Operations

Our company was organized in August 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended August 12, 2020, the Company had revenues of $0.

- *Assets.* As of August 12, 2020, the Company had total assets of $1,025, including $25 in cash.

- *Net Income.* The Company has had net income of $0 for 2020.

- *Liabilities.* The Company's liabilities totaled $0 for 2020.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Harmony Turbines Inc cash in hand is $25, as of August 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 18 months.

There have been no material changes since the date our financials cover.

No expected revenues in the next 3 - 6 months as we are still in the R&D phase for the next 12 months at least. Expenses will be primarily centered around building a new prototype and finding a suitable location for day-to-day business operations.

We believe we'll need approximately $400,000 in capital to be able to generate revenues within 18 months. If we raise less than that, we will go to market in a longer period of time, as we'll be reliant on capital from the founder.

After going to market, we hope (but not guarantee) to be generating yearly income of approximately $800,000 and expenses to be roughly $500,000.

Ben Franklin Technology Partners who initially gave the company a $10k pre-seed grant is going to be approached for further funding once we have our first round of public investment.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: N/A

Gross Margin: N/A

Return on Assets: 0%

Earnings per Share: $0.00

Revenue per Employee: N/A

Cash to Assets: 2%

Revenue to Receivables: ~

Debt Ratio: 0%

Balance Sheet - Harmony Turbines Inc.pdf

Risks

1. The performance of our Harmony VAWT designs could be lower than anticipated which would result in less demand for our products ultimately resulting in poor sales revenues.

2. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. The costs of producing Harmony VAWT units could be higher than anticipated resulting in the prices of our products being above acceptable ranges for customers generating poor sales revenues.

4. Competitors could begin copying our designs with inferior products giving Harmony Turbines a bad name by association. Although this would be patent infringement on their part, it does happen, it would result in messy litigation that could ultimately prove to be the downfall of the company.

5. Because Harmony VAWT will be a brand new type of Wind Turbine without a normal braking system, townships may resist acceptance of our designs at first, resulting in extra problems for customers and negatively affecting our sales revenues.

6. Because of Covid-19 there are unforeseen circumstances that could arise, such as but not limited to: a mass number of people being unemployed with little to no income which would affect sales.

7. Cheryl Moore and Christopher Moore are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

8. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Christopher Moore	Programmer / Analyst @ Penn State Health	2020

Officers

OFFICER	TITLE	JOINED
Christopher Moore	President CEO Treasurer	2020
Cheryl Moore	Secretary	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Christopher Moore	10,000,000 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$55,467	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	7% towards marketing (social media advertising), 35% towards purchasing needed materials for next 16ft prototype, 35% towards fabricating and assembling prototype, 15.5% towards testing and rating prototype, 7.5% towards WeFunder fees
$400,000	5% towards marketing (social media advertising), 15% towards purchasing Fabrication and assembly Equipment, 10% towards Warehouse Lease, 40% towards salaries for 3 employees, 10% towards CFD (computational fluid analysis) simulations, 12.5% towards office equipment (CAD software, computer hardware, office software), 7.5% towards WeFunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	10,000,000	Yes

The Funding Portal

Harmony Turbines is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.